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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 7)*

                       United States Lime & Minerals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   911922 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                George M. Doumet
                                    President
                            Inberdon Enterprises Ltd.
                           1020-789 West Pender Street
                       Vancouver, British Columbia V6C 1H2

                                 (604) 683-9641
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 2 OF 8
-------------------------------                         -----------------------

--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INBERDON ENTERPRISES LTD.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                        7         SOLE VOTING POWER

                                  3,478,390
 NUMBER OF SHARES       --------------------------------------------------------
                        8          SHARED VOTING POWER
   BENEFICIALLY
                                   63,643
  OWNED BY EACH         --------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER
 REPORTING PERSON
                                   3,478,390
       WITH             --------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER

                                   63,643
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,542,033
--------------------------------------------------------------------------------
 12       check box if the aggregate amount in row (11) excludes certain shares*

                                                                           [  ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          60.4%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 3 OF 8
-------------------------------                         -----------------------

--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CREDIT TRUST S.A.L.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          LEBANON
--------------------------------------------------------------------------------
                        7         SOLE VOTING POWER

                                  0
 NUMBER OF SHARES       --------------------------------------------------------
                        8         SHARED VOTING POWER
   BENEFICIALLY
                                  63,643
  OWNED BY EACH         --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
 REPORTING PERSON
                                  0
       WITH             --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER

                                  63,643
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          63,643
--------------------------------------------------------------------------------
 12       check box if the aggregate amount in row (11) excludes certain shares*

                                                                           [  ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 4 OF 8
-------------------------------                         -----------------------

         This Amendment No. 7 amends and supplements the statement on Schedule 13D filed by Inberdon Enterprises Ltd. with the Securities and Exchange Commission (the "SEC") and dated May 10, 1993, as amended by Amendment No. 1 dated October 21, 1996 ("Amendment No. 1"), Amendment No. 2 dated December 23, 1996 ("Amendment No. 2"), Amendment No. 3 dated August 12, 1997 ("Amendment No. 3"), Amendment No. 4 dated September 5, 2000 ("Amendment No. 4"), Amendment No. 5 dated February 8, 2001 ("Amendment No. 5"), and Amendment No. 6 dated September 26, 2001 ("Amendment No. 6"). The Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, and as now further amended is collectively referred to as the "Schedule 13D". This Amendment No. 7 is being filed to reflect, among other things, the addition of a new reporting person. Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER.

         Item 1 is amended to read in its entirety as follows:

         The Schedule 13D relates to the common stock, par value $0.10 per share, of United States Lime & Minerals, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 13800 Montfort Drive, Suite 330, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended by adding the following:

         Amendment No. 7 is being filed jointly by each of the following pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended: Inberdon Enterprises Ltd. ("Inberdon"), a corporation organized under the laws of British Columbia, Canada, and Credit Trust S.A.L., a corporation organized under the laws of Lebanon ("Credit Trust", and together with Inberdon, the "Reporting Persons").

         The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has resonsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Amendment No. 7, each of the Reporting Persons agrees that this Amendment No. 7 is filed on behalf of such Reporting Person.

         The information required by this Item 2 for Inberdon has been previously reported in the Schedule 13D. The information required by this Item 2 for Credit Trust follows:

         Credit Trust is a corporation organized under the laws of Lebanon. The principal business and executive office address of Credit Trust is Boulus Fayad Building, Port Street, Beirut Lebanon, P.O. Box 11-1113 Beirut, Lebanon.

         Credit Trust is principally engaged in various investing activities.

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 5 OF 8
-------------------------------                         -----------------------


         The name and citizenship, present principal occupation or employment, and the name, principal business and address where employed of each executive officer and director of Credit Trust are as follows:

                                                  Name, Business and Address
   Name and Citizenship   Principal Occupation          Where Employed
------------------------- --------------------- -------------------------------
Agop Tchopourian, Lebanon Accountant, Director  Credit Trust S.A.L.
                                                Boulus Fayad Building,
                                                Port Street, Beirut Lebanon,
                                                P.O. Box 11-1113
                                                Beirut, Lebanon
------------------------- --------------------- -------------------------------
Nadim Debs                Businessman, Director Credit Trust S.A.L.
                                                Boulus Fayad Building,
                                                Port Street, Beirut Lebanon,
                                                P.O. Box 11-1113
                                                Beirut, Lebanon
------------------------- --------------------- -------------------------------
Elias Doumet, Lebanon     President, Director   Credit Trust S.A.L.
                                                Boulus Fayad Building,
                                                Port Street, Beirut Lebanon,
                                                P.O. Box 11-1113
                                                Beirut, Lebanon
------------------------- --------------------- -------------------------------

         During the last five years, neither Credit Trust, nor to the knowledge of Credit Trust, any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdeamenors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following:

         On August 5, 2003, the Company sold Credit Trust a subordinated note in the principal amount of $5,500,000 in a private placement. The private placement also included a warrant (the "Warrant") providing Credit Trust with the right to purchase 63,643 shares of the Company's common stock, par value $0.10 per share ("Common Stock"), at an initial exercise price of $3.84 per share (subject to adjustment). The rights to purchase shares of Common Stock under the Warrant are immediately exercisable and remain exercisable until 5:00 p.m. Dallas, Texas time on August 5, 2009. Credit Trust paid for the subordinated note and Warrant from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended by adding the following:

         Credit Trust purchased the subordinated note and Warrant for investment purposes. Credit Trust does not have any plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 6 OF 8
-------------------------------                         -----------------------

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended by adding the following:

Inberdon:
---------

         (a) Aggregate number of shares and percentage of the class beneficially owned:

                  3,542,033 shares, or 60.4% of the outstanding Common Stock.

         (b)      Sole power to vote: 3,478,390

                  Shared power to vote: 63,643

                  Sole power to direct the disposition: 3,478,390

                  Shared power to direct the disposition: 63,643

         Inberdon may be deemed to share voting and dispositive power of the 63,643 shares of Common Stock directly beneficially owned by Credit Trust by virtue of the family and business relationships of the officers and directors of the two corporations.

         (c) On August 5, 2003, pursuant to the terms of the Warrant, Credit Trust acquired the right to purchase 63,643 shares of Common Stock at an initial exercise price of $3.84 per share.

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 7 OF 8
-------------------------------                         -----------------------

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

Credit Trust:
------------

         (a) Aggregate number of shares and percentage of the class beneficially owned:

                  63,643 shares, or 1.1% of the outstanding Common Stock.

         (b)      Sole power to vote: 0

                  Shared power to vote: 63,643

                  Sole power to direct the disposition: 0

                  Shared power to direct the disposition: 63,643

         Inberdon may be deemed to share voting and dispositive power of the 63,643 shares of Common Stock directly beneficially owned by Credit Trust by virtue of the family and business relationship of the officers and directors of the two corporations.

         (c) On August 5, 2003, pursuant to the terms of the Warrant, Credit Trust acquired the right to purchase 63,643 shares of Common Stock at an initial exercise price of $3.84 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding the following:

         Neither Credit Trust nor its officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended by adding the following:

Exhibit                             Title
-------                             -----

Exhibit A               Joint Filing Agreement.

Exhibit B               Note and Warrant Purchase Agreement, dated as of
                        August 5, 2003, by and among United States Lime &
                        Minerals, Inc. and Credit Trust S.A.L.,

-------------------------------                         -----------------------
     CUSIP NO. 911922 10 2              13D                   PAGE 8 OF 8
-------------------------------                         -----------------------

                        ABB Finance Limited and R.S. Beall Capital Partners, LP. (filed as Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 13, 2003 (the "10-Q") and incorporated herein by reference).

Exhibit C               Form of 14% Subordinated PIK Note Due 2008 (filed as
                        Exhibit 10.2 to the 10-Q filed and incorporated herein by reference).

Exhibit D               Form of Common Stock Purchase Warrant (filed as Exhibit
                        10.3 to the 10-Q filed and incorporated herein by reference).

Exhibit E               Registration Rights Agreement, dated as of August 5,
                        2003, by and among United States Lime & Minerals, Inc.
                        and Credit Trust S.A.L., ABB Finance Limited and R.S.
                        Beall Capital Partners, LP. (filed as Exhibit 10.4 to the 10-Q filed and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INBERDON ENTERPRISES LTD.

Date: August 15, 2003                     By: /s/ Elizabeth Sears
      ---------------                         ----------------------------
                                              Name:  Elzabeth Sears
                                              Title: Vice President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CREDIT TRUST S.A.L.

Date: August 15, 2003                     By: /s/ M. Michael Owens
      ---------------                         -----------------------------
                                              Name:  M. Michael Owens
                                              Title: Authorized Representative

                                  Exhibit Index

Exhibit               Title
-------               -----

Exhibit A             Joint Filing Agreement.

Exhibit B             Note and Warrant Purchase Agreement, dated as of August 5,
                      2003, by and among United States Lime & Minerals, Inc. and
                      Credit Trust S.A.L., ABB Finance Limited and R.S. Beall
                      Capital Partners, LP. (filed as Exhibit 10.1 to the
                      Company's Form 10-Q filed with the SEC on August 13, 2003
                      (the "10-Q") and incorporated herein by reference).

Exhibit C             Form of 14% Subordinated PIK Note Due 2008 (filed as
                      Exhibit 10.2 to the 10-Q filed and incorporated herein
                      by reference).

Exhibit D             Form of Common Stock Purchase Warrant (filed as Exhibit
                      10.3 to the 10-Q filed and incorporated herein by
                      reference).

Exhibit E             Registration Rights Agreement, dated as of August 5, 2003, by and among United States Lime & Minerals, Inc. and
                      Credit Trust S.A.L., ABB Finance Limited and R.S. Beall
                      Capital Partners, LP. (filed as Exhibit 10.4 to the 10-Q
                      filed and incorporated herein by reference).